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Exhibit 21

WASHINGTON MUTUAL, INC.

SUBSIDIARY LISTING

WASHINGTON MUTUAL BANK
Chartered under the laws of the State of Washington
DBA:	Washington Mutual Bank

NEW AMERICAN CAPITAL, INC., a Delaware corporation
DBA:	Washington Mutual Bank, FA North American Mortgage Company HomeSide Lending
Federally chartered under the laws of the United States.

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WASHINGTON MUTUAL, INC. SUBSIDIARY LISTING